Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-222149

January 17, 2019

Canada

U.S. $3 Billion 2.625% United States Dollar Bonds due 2022

Term Sheet

Issuer:	Canada

Title:	2.625% United States Dollar Bonds due January 25, 2022

Expected Ratings*:	Aaa/AAA (Moody’s/S&P)

Format:	SEC Registered

Size:	$3,000,000,000

Trade Date:	January 17, 2019

Settlement Date:	January 25, 2019 (T+5)

Maturity Date:	January 25, 2022

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by Canada of Additional Amounts on the bonds, as more fully described in the Prospectus Supplement.

Interest Payment Dates:	January 25 and July 25

First Interest Payment Date:	July 25, 2019

Benchmark Treasury:	UST 2.50% due January 15, 2022

Benchmark Treasury Price and Yield:	99-29, 2.533%

Spread to Benchmark Treasury:	+10 bps

Yield to Maturity:	2.633%

Coupon:	2.625%

Price:	99.977%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will constitute direct unconditional obligations of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario/Canada

Business Days:	New York, London, Toronto

Representatives:	BMO Capital Markets Corp. Citigroup Global Markets Limited Merrill Lynch, Pierce, Fenner & Smith Incorporated National Bank of Canada Financial Inc. RBC Capital Markets, LLC

Co- managers:

BNP Paribas

Casgrain & Company Limited

CIBC World Markets Corp.

Commerzbank AG

Desjardins Securities Inc.

HSBC Bank plc

Goldman Sachs International

J.P. Morgan Securities plc

Laurentian Bank Securities Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Billing and Delivering:	RBC Capital Markets, LLC

CUSIP:	135087J70

ISIN:	US135087J706

Reference Document:	Prospectus Supplement, subject to completion, dated January 17, 2019; Prospectus dated January 26, 2018. https://www.sec.gov/Archives/edgar/data/230098/000119312519011285/d681290d424b2.htm

Legends:

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (as amended or superseded) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

MiFID Target Market: The manufacturer target market (MiFID product governance) is eligible and professional counterparties only (all distribution channels).

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area which has implemented the Prospective Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the prospectus has been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-864-7760 for BMO Capital Markets Corp., 1-800-831-9146 for Citigroup Global Markets Limited, +1-800-294-1322 for Merrill Lynch, Pierce, Fenner & Smith Incorporated, +1-212-632-8868 for National Bank of Canada Financial Inc., +1-866-375-6829 for RBC Capital Markets, LLC.

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